Exhibit 99.1

Envigado, March 28, 2025

BOARD OF DIRECTORS DECISIONS

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general that, in line with the Bylaw’s amendment proposal approved by the General Shareholders’ Meeting at the ordinary session held on March 27th, the Board of Directors at its meeting today, appointed Juan Carlos Calleja Hakker as the Company’s Chief Legal Representative and the following individuals as alternate Legal Representatives:

●	Fernando Alfredo Carbajal Flores

●	Carlos Mario Giraldo Moreno

●	Juan Lucas Vega Palacio

●	Luz Maria Ferrer Serna

●	Sebastián Pérez Arango

●	Vivian Lucía de la Pava Ruiz

●	Juan Esteban Gómez Sánchez